Exhibit 99.4

NICE Workforce Management Delivers Transformational Customer
Experience for Leading Travel Company

NICE Workforce Management is helping Thomas Cook UK increase operational efficiency, service level adherence, savings, and customer satisfaction

Hoboken, N.J., January 9, 2018 – NICE (Nasdaq:NICE) today announced that Thomas Cook UK, one of the world’s leading leisure travel companies, has significantly improved employee and customer engagement, as well as operational efficiency, with their renewal and upgrade of NICE Workforce Management (WFM). Building on more than a seven year relationship with NICE, the award-winning solution is key in a forward-looking strategy of improved customer experience and cost-effectiveness at the company’s UK-based contact centres.

NICE WFM, with industry-leading workforce management software, is providing Thomas Cook UK the tools to integrate omnichannel data from across the organization, to generate accurate contact centre forecasts and staffing plans, and to automate time-consuming tasks related to scheduling and real-time analytics. The resulting operational efficiency, with built-in multi-skill, multi-site and workload manager capabilities, has helped the company achieve:

•	Increased employee engagement, with independent shift trading and overtime requests

•	Increased agent engagement and productivity

•	Decreased average handle times

•	Improved occupancy

•	Increased efficiency for supervisory scheduling tasks

Greater workforce management efficiency at Thomas Cook UK has also reduced overhead and ongoing operating costs, including expenditures on overtime, agent attrition and administrative workload. As a result, the shrinkage rate was slashed, agent groups were expanded without adding WFM personnel, and the intraday management team was reduced in size.

NICE WFM also positively impacted customer satisfaction and loyalty, with Thomas Cook UK meeting or exceeding expectations in the following manner:

•	Improved CX and NPS results

•	Marked improvement in service level adherence, with real-time monitoring

•	Improved first call resolution rates due to skill-specific agent scheduling

•	Reduced abandonment rates

John O’Hara, President, NICE EMEA:
“NICE WFM is a robust solution suited to the complexity of Thomas Cook, which is the oldest and best known name in leisure travel, providing them the precise forecasts, unique flexibility and clear actionability needed for reinventing customer service. NICE WFM is the most complete and configurable solution on the market, putting control in the hands of exacting WFM professionals in the travel industry, who need to account for seasonal peaks that impact forecasting, scheduling and service level expectations.”

Jorg Bordt, Group Head of Customer Contact Centres, Thomas Cook UK:
“We are very proud to serve 19 million customers worldwide each year, with a focus on constant improvement and greater responsiveness to changing market demands. NICE played a key role in our current business transformation, with its broad capabilities as a market-leading workforce optimization vendor, our close working relationship, and a clear understanding of our needs.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201 561 4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.